								Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2011		2010	2009		2008	2007 (d)	2006 (d)
			(dollars in thousands)
Earnings
Income (loss ) from continuing operations before income taxes	$(36,391)		$8,113	$(125,172)		$163,168	$42,590	$379,800
Fixed charges (see below)	9,911		35,197	39,403		31,629	12,796	4,187
Amortization of capitalized interest	187		788	991		744	366	52
Interest capitalized	(237)		(301)	(751)		(2,618)	(3,023)	(1,620)
Total adjusted earnings (loss) available for fixed charges	$(26,530)		$43,797	$(85,529)		$192,923	$52,729	$382,419

Fixed Charges
Interest and debt expense (a)	$9,062		$33,250	$37,208		$28,132	$9,279	$2,443
Interest capitalized	237		301	751		2,618	3,023	1,620
Interest component of rental expense (b)	612		1,646	1,444		879	494	124
Total fixed charges	$9,911		$35,197	$39,403		$31,629	$12,796	$4,187

Ratio of Earnings to Fixed Charges	—	(c)	1.2x	—	(c)	6.1x	4.1x	91.3x

__________

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the three months ended March 31, 2011, and the year ended December 31, 2009, earning were insufficient to cover total fixed charges by $36.4 million and $124.9 million, respectively.

(d)
Total adjusted earnings available for fixed charges for the years ended December 31, 2006 through 2007 do not present the effects of the divestitures of our Michigan and North Dakota assets as discontinuing operations as the amounts related to these operations were immaterial to these years.